                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 11-K

(Mark One)

[X]     Annual Report Pursuant to Section 15(d) of the Securities
        Exchange Act of 1934 [FEE REQUIRED]

For the fiscal year ended December 31, 1998

                                       OR

[ ] Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934 [NO FEE REQUIRED]

For the transition period from ____________ to______________

Commission file number:    333-16951

         A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

       Bank of Santa Maria Profit Sharing and Salary Deferral 401(k) Plan

         B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                               Bank of Santa Maria
                              2739 Santa Maria Way
                          Santa Maria, California 93455

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                      BANK OF SANTA MARIA PROFIT SHARING AND
                                      SALARY DEFERRAL 401(k) PLAN

                                      By:  /s/ Mata Landry
                                         -------------------------------------
                                         Mata Landry, Assistant Vice President

Dated: June 29, 1999

                                       1

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                               BANK OF SANTA MARIA

                               PROFIT SHARING AND
                           SALARY DEFERRAL 401(K) PLAN

                                DECEMBER 31, 1998

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                                    CONTENTS

-----------------------------------------------------------------------------------------------------------------

INDEPENDENT AUDITORS' REPORT
  ON THE FINANCIAL STATEMENTS                                                                                   1
-----------------------------------------------------------------------------------------------------------------
FINANCIAL STATEMENTS

  STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS                                                           2
  STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS WITH FUND INFORMATION                          3
  NOTES TO FINANCIAL STATEMENTS                                                                       4 THROUGH 6
-----------------------------------------------------------------------------------------------------------------


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To the Board of Trustees of
    Bank of Santa Maria Profit Sharing and Salary Deferral 401(k) Plan Santa Maria, California

                          INDEPENDENT AUDITORS' REPORT

We have audited the accompanying statements of net assets available for plan benefits of Bank of Santa Maria Profit Sharing and Salary Deferral 401(k) Plan as of December 31, 1998 and 1997, and the related statement of changes in net assets available for plan benefits with fund information for the year ended December 31, 1998. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of Bank of Santa Maria Profit Sharing and Salary Deferral 401(k) Plan as of December 31, 1998 and 1997, and the changes in its net assets available for plan benefits for the year ended December 31, 1998 in conformity with generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information included in Schedule G - Financial Schedules (IRS From 5500) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the plan's management. The supplemental information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation the basic financial statements taken as a whole.

Laguna Hills, California
June 16, 1999

                               BANK OF SANTA MARIA
                 PROFIT SHARING AND SALARY DEFERRAL 401(K) PLAN

               STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

                     YEARS ENDED DECEMBER 31, 1998 AND 1997


                                                                                            December 31,
                                                                                -----------------------------------
ASSETS                                                                               1998                1997
                                                                                ---------------      --------------
Cash                                                                                    $    -            $  2,794

Investments, at Fair Value:
   Interest Bearing Cash                                                                     -             912,110
   Interest in Registered Investment Companies                                               -           4,783,532
   BSM Bancorp                                                                               -             848,965
   Loans to Participants                                                                     -             818,347
                                                                                ---------------      --------------

                                                      TOTAL INVESTMENTS                      -           7,362,954

Receivables:
   Employer's Profit Sharing Contributions                                                   -             422,787
   Employer's Matching Contributions                                                         -              55,069
   Participant's Contributions                                                               -              14,904
   Other                                                                                     -             ( 2,974)
                                                                                ---------------      --------------
                                                                                             -             489,786
                                                                                ---------------      --------------

                                 NET ASSETS AVAILABLE FOR PLAN BENEFITS                 $    -         $ 7,855,534
                                                                                ---------------      --------------
                                                                                ---------------      --------------


The accompanying notes are an integral part of these financial statements.

                               BANK OF SANTA MARIA
                 PROFIT SHARING AND SALARY DEFERRAL 401(K) PLAN

                  STATEMENT OF CHANGES IN NET ASSETS AVAILABLE
                     FOR PLAN BENEFITS WITH FUND INFORMATION

                      FOR THE YEAR ENDED DECEMBER 31, 1998


                                                    Participant Directed
                                ------------------------------------------------------------
                                                 Interest in
                                  Interest       Registered                        BSM
                                   Bearing       Investment      Loans to        Bancorp
                                    Cash          Companies     Participants      Stock          Other          Total
                                --------------  --------------  ------------  --------------  ------------  --------------
INVESTMENT INCOME
   Interest and Dividends           $  34,308       $  53,986      $ 24,184       $  11,995        $    -       $ 124,473
   Net Gain on Sale
      of Assets                             -         160,721             -         213,520             -         374,241
                                --------------  --------------  ------------  --------------  ------------  --------------

   Total Income                        34,308         214,707        24,184         225,515             -         498,714

CONTRIBUTIONS
   Participants                        30,571         117,611             -          19,566      ( 14,904)        152,844
   Employer                           160,323         525,575             -          84,171     ( 480,069)        290,000
                                --------------  --------------  ------------  --------------  ------------  --------------
                                      190,894         643,186             -         103,737     ( 494,973)        442,844
                                --------------  --------------  ------------  --------------  ------------  --------------

   Total Additions                    225,202         857,893        24,184         329,252     ( 494,973)        941,558

BENEFIT PAYMENTS                    ( 171,457)      ( 243,125)     ( 58,114)       ( 51,463)            -       ( 524,159)
                                --------------  --------------  ------------  --------------  ------------  --------------

NET INCREASE (DECREASE)
   PRIOR TO NET INTERFUND
   TRANSFERS                           53,745         614,768      ( 33,930)        277,789     ( 494,973)        417,399

NET INTERFUND
   TRANSFERS                           92,521        ( 64,849)     ( 85,698)         55,633         2,393               -

TRANSFER TO
   MID-STATE BANK PLAN            ( 1,058,376)    ( 5,333,451)    ( 698,719)    ( 1,182,387)            -     ( 8,272,933)
                                --------------  --------------  ------------  --------------  ------------  --------------

NET DECREASE                        ( 912,110)    ( 4,783,532)    ( 818,347)      ( 848,965)    ( 492,580)    ( 7,855,534)

NET ASSETS AVAILABLE
   FOR BENEFITS

   Beginning of Year                  912,110       4,783,532       818,347         848,965       492,580       7,855,534
                                --------------  --------------  ------------  --------------  ------------  --------------

   End of Year                        $     -         $     -       $     -         $     -        $    -         $     -
                                --------------  --------------  ------------  --------------  ------------  --------------
                                --------------  --------------  ------------  --------------  ------------  --------------


The accompanying notes are an integral part of these financial statements.

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                               BANK OF SANTA MARIA
                 PROFIT SHARING AND SALARY DEFERRAL 401(K) PLAN

                          NOTES TO FINANCIAL STATEMENTS

                                DECEMBER 31, 1998

NOTE A - DESCRIPTION OF PLAN

The following description of the Bank of Santa Maria's Profit Sharing and Salary Deferral 401(k) Plan provides only general information. Participants should refer to the Plan Agreement for a more complete description of the Plan's provisions.

GENERAL

The Plan is a defined contribution Plan covering all employees of the Company who have one year of service, work one thousand hours during the Plan year, and are age eighteen or older. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

CONTRIBUTIONS

For each year, employer contributions are determined by the Board of Directors. Participants may contribute up to fifteen percent of their annual compensation before commissions and noncash taxable fringe benefits not to exceed $10,000.

PARTICIPANT ACCOUNTS

Each participant's account is credited with the participant's contribution and an allocation of (a) the Company's contribution, (b) Plan earnings, and (c) forfeitures of terminated participants' nonvested accounts. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

VESTING

Participants are immediately vested in their voluntary contributions plus actual earnings thereon. Vesting in the remainder of their accounts is based on years of continuous service. A participant is 100 percent vested after seven years of credited service.

PAYMENT OF BENEFITS

On termination of service, a participant may elect to receive either a lump-sum amount equal to the value of his or her account, or monthly, quarterly, or annual installments over the life expectancy of the participant and the participant's designated beneficiary.

                               BANK OF SANTA MARIA
                 PROFIT SHARING AND SALARY DEFERRAL 401(K) PLAN

                          NOTES TO FINANCIAL STATEMENTS

                                DECEMBER 31, 1998

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION

The financial statements of the Plan are prepared on the accrual basis of accounting.

ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires the plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures.
Accordingly, actual results may differ from those estimates.

INVESTMENT VALUATION

The plan's investments are stated at fair value. Shares of registered investment companies are valued at quoted market prices which represent the net asset value of shares held by the plan at year end. The Bancorp stock is valued at its quoted market price. Participants notes receivable are valued at cost which approximates fair value.

PAYMENT OF BENEFITS

Benefits are recorded when paid.

NOTE C - MERGER

The plan sponsor, Bank of Santa Maria, entered into an "Agreement to Merge and Plan of Reorganization" dated January 29, 1998 and amended on March 27, 1998 by and among Mid-State Bank, BSM Bancorp and Bank of Santa Maria. On July 10, 1998 Bank of Santa Maria Merged into Mid-State Bank and all of the assets of the Bank of Santa Maria Profit Sharing and Salary Deferral 401(k) Plan were transferred to Mid-State Bank Profit Sharing and Salary Deferral 401 (k) Plan effective August 7, 1998.

NOTE D - PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts.

                               BANK OF SANTA MARIA
                 PROFIT SHARING AND SALARY DEFERRAL 401(K) PLAN

                          NOTES TO FINANCIAL STATEMENTS

                                DECEMBER 31, 1998

NOTE E - TAX STATUS

The Internal Revenue Service has determined and informed the Company by a letter dated June 2, 1993, that the Plan and related Trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan has been amended since receiving the determination letter. However, the Plan Administrator believes that the Plan is designed and is currently being operated in compliance with applicable requirements of the IRC.

NOTE F - LOANS TO PARTICIPANTS

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their account balance. Loan transactions are treated as a transfer to (from) the investment fund from (to) the Loans to Participants fund. Loan terms range from one to five years. The loans are secured by the balance in the participant's account and bear interest at a rate commensurate with local prevailing rates as determined quarterly by the Plan Administrator. Interest rates range from 5.40% to 8.50%. Principal and interest is paid ratably through monthly payroll deductions.